Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter Ended September 30, 2017

First Quarter of Fiscal Year 2018 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $21.9 million, a decrease of 3.6% compared to the comparable prior year period.
•	Total revenues were $115.5 million, an increase of 11.6% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 36.6%, compared to 29.6% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.36, a decrease of 5.3% compared to the comparable prior year period.
•	Net cash provided by operating activities was $36.1 million for the current quarter.
•	DSO of 196 days, compared to 207 days for the comparable prior year period.
•	Inventory turnover days of 61 days, compared to 48 days for the comparable prior year period.

Beijing, China – Nov 13, 2017 –Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2018 first quarter ended September 30, 2017 (see attached tables). The management of Hollysys, stated:

The momentum of recovery in industrial automation continued in this quarter as we recorded 27.6% and 18.9% year-on-year growth in revenue and new contract respectively, with revenue achieving year-on-year growth for three consecutive quarters. Our performance in power industry remained stable and dominant as we signed contracts on Datang Dongying 2X1000MW power units and Guohua Yongzhou 2X1000MW power units, etc. In chemical, we signed several major contracts, including a DCS contract with Inner Mongolia FuFeng Group on Biology ingredients workshop project and a contract with Zhonganlianhe Coal-chemical Company on 1.7 million ton methyl alcohol and olefin conversion project. In food beverage area, we signed a contract with Xinjiang Kashi Aodu Sugar Industry on 20 million tons/year Beet Sugar DCS project. In nuclear, we continued to provide products for Tianwan #5 and #6 units.

In factory automation, we kept focusing on several key industries and renowned players and our demonstration-for-further-application approach has been going smoothly. As we perform these projects, we improve our capability of providing turnkey solutions, accumulate track records and raise brand awareness. In white-goods area, our cooperation with Haier went further as we won new contracts on their Tianjin-based and Qingdao-based washing machine factories. Additionally, breakthrough was achieved in new energy area, as we won contracts from Do-Fluoride Chemicals Co., Ltd. to help improve the interconnection, data collection and management of production equipment in their lithium battery workshop. We believe that these projects will lead to more business opportunities from the current and an increasingly wider customer base.

Hollysys Automation Technologies Ltd November 13, 2017	Page 2

In high speed rail, we signed contract to provide TCC to Longchuan-Shanwei Railway. Our short term performance can be affected by factors such as limited completion of newly planned railway infrastructure in the early years of the 13th five-year-plan and the change in customer procurement timeline. However, we believe that outlook for rail business in the long run remains positive, given an explicit national plan, growing after-sale service demand and launching of our new products. For subway, we adhered to the expansion strategy to win new SCADA contracts in more cities and work closely with subway authorities to promote our SCADA system and subway signaling technologies in future.

In mechanical and electrical installation services, with macroeconomic and political circumstances in South East Asia and Middle East being closely followed, Concord and Bond remained active in exploration and kept executing projects covering various industries. Management and risk control have also been addressed to improve operation efficiency. The strategic value of Concord and Bond as customer resources and international sales channels remains significant and we expect a moderate growth in the future.

The Quarter Ended September 30, 2017 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

	Three months ended
	Sep 30, 2017	Sep 30, 2016	% Change

Revenues	$115,510	103,543	11.6%
Integrated contract revenue	$95,690	93,066	2.8%
Products sales	$9,460	8,313	13.8%
Service rendered	$10,360	2,164	378.7%
Cost of revenues	$73,238	72,885	0.5%
Gross profit	$42,272	30,658	37.9%
Total operating expenses	$19,205	13,309	44.3%
Selling	$6,698	5,552	20.6%
General and administrative	$10,957	9,675	13.3%
Research and development	$8,631	7,697	12.1%
VAT refunds and government subsidies	$(7,081)	(9,615)	(26.4)%
Income from operations	$23,067	17,350	33.0%
Other income, net	$439	394	11.4%
Foreign exchange loss	$(1,228)	(9)	13544.4%
Share of net income of equity investees	$935	1,309	(28.6)%
Gains on dilution and divestment of the Company’s interests in HollyCon	$-	6,093	(100.0)%
Dividend income from a cost investee	$1,152	-	-
Interest income	$1,476	745	98.1%
Interest expenses	$(137)	(129)	6.2%
Income tax expenses	$3,736	3,011	24.1%
Net income (loss) attributable to noncontrolling interests	$33	(4)	(925.0)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$21,935	22,745	(3.6)%
Non-GAAP basic EPS	$0.36	0.38	(5.3)%
Non-GAAP diluted EPS	$0.36	0.38	(5.3)%

Share-based compensation expenses	$392	918	(57.3)%
Amortization of acquired intangible assets	$179	140	27.0%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$21,364	21,687	(1.5)%
GAAP basic EPS	$0.35	0.36	(2.8)%
GAAP diluted EPS	$0.35	0.36	(2.8)%

Basic weighted average common shares outstanding	60,425,631	60,068,894	0.6%
Diluted weighted average common shares outstanding	61,261,417	61,114,540	0.2%

Hollysys Automation Technologies Ltd November 13, 2017	Page 3

Operational Results Analysis for the Quarter Ended September 30, 2017

Comparing to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2017 increased from $103.5 million to $115.5 million, representing an increase of 11.6%. Broken down by the revenue types, services revenue increased by 378.7% to $10.4 million, products sales revenue increased by 13.8% to $9.5 million, and integrated contracts revenue increased by 2.8% to $95.6million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Sep 30,
	2017		2016
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	57,481	49.7%	45,041	43.5%
Rail Transportation Automation	35,197	30.5%	33,033	31.9%
Mechanical and Electrical Solution	22,832	19.8%	25,469	24.6%
Total	115,510	100.0%	103,543	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 36.6% for the three months ended September 30, 2017, as compared to 29.6% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 29.3%, 71.8% and 71.6% for the three months ended September 30, 2017, as compared to 25.0%, 70.5%, and 69.7% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 36.4% for the three months ended September 30, 2017, as compared to 29.5% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 29.1%, 71.8% and 71.6% for the three months ended September 30, 2017, as compared to 24.9%, 70.5%, and 69.7% for the same period of the prior year respectively.

Hollysys Automation Technologies Ltd November 13, 2017	Page 4

Selling expenses were $6.7 million for the three months ended September, 2017, representing an increase of $1.1 million or 20.6% compared to $5.6 million for the same period of the prior year, mainly due to increased sales activities. Presented as a percentage of total revenues, selling expenses were 5.8% and 5.4% for the three months ended September 30, 2017, and 2016, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $11.0 million for the three months ended September 30, 2017, representing an increase of $1.3 million, or 13.3%, as compared to $9.7 million for the same period of the prior year, mainly due to an increase of $2.1 million in allowance for doubtful accounts. Presented as a percentage of total revenues, non-GAAP G&A expenses were 9.5% and 9.3% for the quarters ended September 30, 2017 and 2016 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $11.3 million and $10.6 million for the three months ended September 30, 2017 and 2016, respectively.

Research and development expenses were $8.6 million for the three months ended September 30, 2017, an increase of $0.9 million or 11.7% compared to $7.7 million for the same period of the prior year, mainly due to increased research and development activities. Presented as a percentage of total revenues, R&D expenses were 7.5% and 7.4% for the quarter ended September 30, 2017 and 2016, respectively.

The VAT refunds and government subsidies were $7.1 million for the three months ended September 30, 2017, as compared to $9.6 million for the same period of the prior year, representing a $2.5 million or 26.0% decrease which was primarily due to decrease of the government subsidies for $3.0 million.

The income tax expenses and the effective tax rate were $3.7 million and 14.9% for the three months ended September 30, 2017, as compared to $3.0 million and 12.2% for the same period of the prior year.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $21.9 million or $0.36 per diluted share based on 61.3 million shares outstanding for the three months ended September 30, 2017. This represents a 3.6% decrease over the $22.7 million or $0.38 per share based on 61.1 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $21.4 million or $0.35 per diluted share representing a decrease 1.5% over the $21.7 million or $0.36 per diluted share reported in the comparable prior year period. In July 2016, the company’s interests in HollyCon were diluted from 51.0% to 30.0%, the Company recorded a gains on dilution and divestment of the Company’s interests in HollyCon of $6.1 million during the first quarter of fiscal year 2017. Excluding the impact of the above mentioned for the same period of the prior year, the non-GAAP net income attributable to Hollysys for the three months ended September 30, 2017 should be increased by 31.7%, the GAAP net income to Hollysys for the three months ended September 30, 2017 should be increased by 37.0%.

Hollysys Automation Technologies Ltd November 13, 2017	Page 5

Contracts and Backlog Highlights

Hollysys achieved $91.6 million new contracts for the three months ended September 30, 2017. And the backlog as of September 30, 2017 was $498.3 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Sep 30, 2017		as of Sep 30, 2017
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	73,051	79.7%	168,245	33.8%
Rail Transportation	7,405	8.1%	210,888	42.3%
Mechanical and Electrical Solutions	11,182	12.2%	119,138	23.9%
Total	91,638	100.0%	498,271	100.0%

Cash Flow Highlights

For the three months ended September 30, 2017, the total net cash inflow was $47.2 million. The net cash provided by operating activities was $36.1 million. The net cash provided by investing activities was $6.6 million, mainly consisted of $38.4 million maturity of time deposits, which was partially offset by $27.1 million deposits placed with banks. The net cash provided by financing activities was $1.0 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $331.5 million, $293.9 million, and $260.8 million as of September 30, 2017, June 30, 2017 and September 30, 2016, respectively. As of September 30, 2017, the company held $244.8 million in cash and cash equivalents and $86.7 million in time deposits with original maturities over three months.

For the three months ended September 30, 2017, DSO was 196 days, as compared to 207 days for the comparable prior year period and 153 days for the last quarter; and inventory turnover was 61 days, as compared to 48 days for the comparable prior year period and 51 days for the last quarter.

Hollysys Automation Technologies Ltd November 13, 2017	Page 6

Outlook for FY 2018

The management concluded, “Based on our backlog currently on-hand and sales pipeline envisioned so far, we set our guidance for fiscal year 2018 with revenue in the range of $500 million to $530 million and non-GAAP net income in the range of $100 million to $110 million.”

Conference Call

The Company will host a conference call at 8:00 pm November 13, 2017 U.S. Eastern Time / 9:00 am November 14, 2017 Beijing Time, to discuss the financial results for the first quarter of fiscal year 2018 ended September 30, 2017 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 6000014.

1 800 573 793	(Australia)
+61 (0)2 9193 3706	(Australia, Sydney)
4001 209 101	(China)
0805 101 219	(France)
0800 589 4609	(Germany)
800 961 105	(Hong Kong)
+852 3008 1527	(Hong Kong)
0120 001 836	(Japan)
007 9814 2032 546	(Korea, Republic of)
1800 806 802	(Malaysia)
+65 6320 9025	(Singapore, Singapore)
0800 200 831	(Switzerland)
0800 868 298	(Taiwan)
0800 358 6377	(United Kingdom)
+44 (0)330 336 9105	(United Kingdom, Local)
800 239 9838	(United States/Canada)
+1 323 794 2551	(United States, Los Angeles)

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

Hollysys Automation Technologies Ltd November 13, 2017	Page 7

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,200 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 25,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd November 13, 2017	Page 8

	Three months ended Sep 30,
	2017	2016
	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$95,690	$93,066
Products sales	9,460	8,313
Revenue from services	10,360	2,164
Total net revenues	115,510	103,543

Cost of integrated contracts	67,812	69,914
Cost of products sold	2,667	2,456
Costs of services rendered	2,938	655
Gross profit	42,093	30,518

Operating expenses
Selling	6,698	5,552
General and administrative	11,349	10,593
Research and development	8,631	7,697
VAT refunds and government subsidies	(7,081)	(9,615)
Total operating expenses	19,597	14,227

Income from operations	22,496	16,291

Other income, net	439	394
Foreign exchange loss	(1,228)	(9)
Share of net income of equity investees	935	1,309
Gains on dilution and divestment of the Company’s interests in HollyCon	-	6,093
Dividend income from a cost investee	1,152	-
Interest income	1,476	745
Interest expenses	(137)	(129)
Income before income taxes	25,133	24,694

Income taxes expenses	3,736	3,011
Net income	21,397	21,683

Net income (loss) attributable to noncontrolling interests	33	(4)
Net income attributable to Hollysys Automation Technologies Ltd.	$21,364	$21,687

Other comprehensive income (loss), net of tax of nil
Translation adjustments	14,758	(12,426)
Comprehensive income	36,155	9,257

Less: comprehensive income (loss) attributable to noncontrolling interests	34	(8,507)
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$36,121	$17,764

Net income per ordinary share:
Basic	0.35	0.36
Diluted	0.35	0.36
Shares used in income per share computation:
Weighted average number of ordinary shares	60,425,631	60,068,894
Weighted average number of diluted ordinary shares	61,261,417	61,114,540

Hollysys Automation Technologies Ltd November 13, 2017	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Sep 30,	Jun 30,
	2017	2017
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$244,838	$197,640
Time deposits with original maturities over three months	86,628	96,214
Restricted cash	28,192	39,534
Accounts receivable, net of allowance for doubtful accounts of $48,709 and $48,089 as of September 30,2017 and June 30, 2017, respectively	255,359	246,552
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $10,788 and $8,659 as of September 30, 2017 and June 30, 2017, respectively	169,495	162,096
Other receivables, net of allowance for doubtful accounts of $1,454 and $1,448 as of September 30, 2017 and June 30, 2017, respectively	15,713	20,036
Advances to suppliers	14,108	9,964
Amounts due from related parties	31,341	34,142
Inventories	50,112	45,660
Prepaid expenses	548	619
Income tax recoverable	5,704	5,169
Deferred tax assets	8,085	7,730
Total current assets	910,123	865,356

Non-current assets
Restricted cash	533	522
Prepaid expenses	1	-
Property, plant and equipment, net	81,705	80,529
Prepaid land leases	10,321	10,206
Acquired intangible assets, net	3,895	1,928
Investments in equity investees	49,138	47,242
Investments in cost investees	4,105	4,024
Goodwill	47,984	47,326
Deferred tax assets	1,333	1,121
Total non-current assets	199,015	192,898

Total assets	1,109,138	1,058,254

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	487	487
Short-term bank loans	8,929	8,121
Current portion of long-term loans	393	420
Dividends payable	7,241	-
Accounts payable	116,998	122,714
Construction cost payable	213	383
Deferred revenue	120,570	107,407
Accrued payroll and related expenses	15,458	13,600
Income tax payable	3,548	3,371
Warranty liabilities	5,511	5,386
Other tax payables	9,646	10,488
Accrued liabilities	26,595	23,950
Amounts due to related parties	3,440	2,301
Deferred tax liabilities	3,642	4,350
Total current liabilities	322,671	302,978

Non-current liabilities
Accrued liabilities	3,955	2,220
Long-term loans	20,786	20,581
Deferred tax liabilities	6,674	6,689
Warranty liabilities	2,207	2,246
Total non-current liabilities	33,622	31,736

Total liabilities	356,293	334,714

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 and 60,342,099 shares issued and outstanding as of September 30, 2017 and June 30, 2017, respectively	60	60
Additional paid-in capital	222,581	222,189
Statutory reserves	41,131	41,130
Retained earnings	497,120	482,999
Accumulated other comprehensive income	(8,102)	(22,859)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	752,790	723,519

Noncontrolling interests	55	21
Total equity	752,845	723,540

Total liabilities and equity	$1,109,138	$1,058,254

Hollysys Automation Technologies Ltd November 13, 2017	Page 10

Three months ended
Sep 30, 2017
(Unaudited)
Cash flows from operating activities:
Net income	$21,397
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,668
Amortization of prepaid land leases	67
Amortization of intangible assets	244
Allowance for doubtful accounts	3,313
Share of net income of equity investees	(935)
Dividend income from a cost investee	(1,152)
Share based compensation expenses	392
Deferred income tax benefit	(1,138)
Accretion of convertible bond	57
Changes in operating assets and liabilities:
Accounts receivable	(4,262)
Costs and estimated earnings in excess of billings	(6,227)
Inventories	(3,500)
Advances to suppliers	(1,970)
Other receivables	4,715
Deposits and other assets	12,080
Due from related parties	4,570
Accounts payable	(5,884)
Deferred revenue	10,996
Accruals and other payable	926
Due to related parties	1,082
Income tax payable	(316)
Other tax payables	(1,042)
Net cash provided by operating activities	36,081

Cash flows from investing activities:
Time deposits placed with banks	(27,092)
Purchases of property, plant and equipment	(102)
Proceeds from disposal of property, plant and equipment	30
Maturity of time deposits	38,409
Investment of an equity investee	(4,061)
Acquisition of a subsidiary, net of cash acquired	(583)
Net cash provided by investing activities	6,601

Cash flows from financing activities:
Proceeds from short-term bank loans	1,808
Repayments of short-term bank loans	(1,121)
Proceeds from long-term bank loans	334
Repayments of long-term bank loans	(229)
Net cash provided by financing activities	792

Effect of foreign exchange rate changes	3,724
Net increase in cash and cash equivalents	$47,198

Cash and cash equivalents, beginning of period	$197,640
Cash and cash equivalents, end of period	244,838

Hollysys Automation Technologies Ltd November 13, 2017	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended
	Sep 30,
	2017	2016
	(Unaudited)	(Unaudited)

Cost of integrated contracts	$67,812	$69,914
Less: Amortization of acquired intangible assets	179	140
Non-GAAP cost of integrated contracts	$67,633	$69,774

General and administrative expenses	$11,349	$10,593
Less: Share-based compensation expenses	392	918
Non-GAAP general and administrative expenses	$10,957	$9,675

Net income attributable to Hollysys Automation Technologies Ltd.	$21,364	$21,687
Add:
Share-based compensation expenses	392	918
Amortization of acquired intangible assets	179	140
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$21,935	$22,745

Weighted average number of basic ordinary shares	60,425,631	60,068,894
Weighted average number of diluted ordinary shares	61,261,417	61,114,540
Non-GAAP basic earnings per share	$0.36	$0.38
Non-GAAP diluted earnings per share	$0.36	$0.36